FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

THE COMPANY

1. Name of issuer: digieBot Technologies, Inc.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Doug Kyle	Peter Gantner
Dates of Board Service:	10/19/2020 - Present	10/19/20 - Present
Principal Occupation:	Founder - President/CEO	Business Development
Employer:	DigieBot Technologies	Peter Gantner Inc. / kulaBrands
Dates of Service:	2/1/2018 - Present	6/11/2014- Present
Employer's principal business:	Software	Starting Companies
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:		
Position:	No prior positions held with issuer	

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:		
Employer:	KulaBrands	Peter Gantner Inc. / kulaBrands
Employer's principal business:	Starting Companies	Starting Companies
Title:	Founder - CTO	CEO
Dates of Service:	2/1/2017 - Present	6/11/2014 - Present
Responsibilities:	Software	Management

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Doug Kyle	Peter Gantner
Title:	President/CEO	Secretary
Dates of Service:	10/19/202 - Present	10/19/2020 - Present
Responsibilities:	Running Company and Developing DigieBot	specific duties of a corporate
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:		
Position:	No prior positions held with issuer	
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:		
Employer:	KulaBrands	Peter Gantner Inc. / kulaBrands
Employer's principal business:	Starting Companies	Starting Companies
Title:	Founder - CTO	CEO
Dates of Service:	2/1/2017 - Present	6/11/2014 - Present
Responsibilities:	Software	Management

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Much More Online Inc.	1,050,000 Class B Common	50.47%
Peter Gantner, Inc.	910,000 Class B Common	43.74%

.

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

digieBot Technologies, Inc.   i

Table of Contents

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

Executive Summary

Opportunity

One would have to go back nearly 15 years to when Doug Kyle and Brendan Duff were developing software and trading tools for the Forex market to discover truly when the likes of digieBot started.

Development began for digieBot over 3 years ago with extensive training for all of the programmers on the Trading concepts. This phase focusing on subjects like how trading works, how to understand volume, and how to use things like the order book took roughly 1 full year.

The next phase was all about developing algorithms with the limited knowledge that the programmers had. We started with basic algorithms and added more and more complexity as programmer skill sets became stronger. Once we felt comfortable with the results we were seeing, we had a brave group of beta testers who allowed digieBot to use those algorithms to trade on their behalf. We are grateful for the time, energy, and trust they put into digieBot to allow him to grow into the phenomenal auto-trader he has become.

Today, nearly 3 years later, we have 20 to 25 full-time programmers with tremendous programming and trading backgrounds. Our programming team is totally dedicated to digieBot. They participate in our digieBot community groups to connect with and assist our traders. Mudasser Abbas, the lead programmer, often engages with demos and discussions during our training calls as well. One of our key differentiators is our community of traders who have complete access to Doug Kyle, Brendan Duff, and Mudasser Abbas, the masterminds behind digieBot.

In addition to developing the trading system, we developed a complete back-end system with extensive analytics that understand digieBot performance. We also developed the affiliate

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC 2

software, the back-end tracking of payments, and the traders' full back-office experience. Cryptocurrency is simply the first of many trading markets in which digieBot can trade. Because of the creators' and system architects' vision, digieBot is now positioned as a long-term player that can leverage in all trading markets. This positioning is key when determining digieBot's overall valuation.

Intellectual Property

digieBot Technologies, LLC owns all of digieBot's software, which is proprietary to digieBot. The algorithms, and all of the code it takes to make those algorithms function, are digieBot Technologies, LLC's proprietary intellectual property.

digieBot is also a registered trademark.

digieBot's accounting, affiliate commissions system, genealogy tracking system, and virtual wallet payout system is proprietary and the intellectual property of digieBot Technologies, LLC.

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32



digieBot LLC   3



Problem

Most traders simply do not win. Government studies show that between 90 and 95% of Traders end up losing their money.

Why are there so many losers?

1. They lack the skills it takes to trade, and most do not have the time to invest in the training necessary to obtain these highly profitable skills. In most cases, they are simply unwilling to put in the long hours it takes to master any new skill.

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC   4

2. They lack discipline, and for many reasons, it is one of the hardest things to overcome. The number one reason is fear of loss.

3. They lack real trading tools. Most traders are sold on the concept that they can win trading by using lagging indicators like Moving Averages, Relative Strength Index (RSI), Stochastic Indicator, Bollinger Bands, Ichimoku Cloud, and/or Moving Average Convergence Divergence (MACD) Indicator, just to name a few. Nothing could be further from the truth. We believe that the brokers and trading platforms give the traders tools that give them hope rather than the tools that provide them with success. We have seen for years the trading gurus teach the same things over and over again while charging thousands of dollars for classes that will not work.

Solution

With digieBot, we have created the opportunity where we have taken a lucrative market, and using proper money management, we have created a winning system with realistic returns for the traders.

We have also structured digieBot so that everyday people can confidently get into the Trading game without the long learning curve or high subscription costs. We love empowering our members by providing ongoing training for our traders, even AFTER digieBot has already started trading for them.

The numbers tell the truth.

These are the results for period starting on 01/01/2020 going through 10/10/2020.

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC 5


Total Count: 1776
Oops Missed: 196
Other: 1580
Sold:75214
91.24%
Open/LTH:7047
1.53%
Invest in $:1014336.7648772

1. Over ***1 Million Dollars*** traded.
2. Sold ***75,214 Trades***
3. ***91.24%*** already closed in ***Profit***
4. Average profit ***1.53%*** (currently digieBot algorithms are being implemented that are targeting larger profit targets, such as 2.5% and higher)
5. ***8.76%*** in Money Management (still being managed by digieBot) as the current algorithms are designed in a way that rarely results in closing trades with a loss. However, there are external factors, which are outside digieBot's control that can lead to losses such as:
    1. A Trader can choose manually to close a trade while negative
    2. An Exchange can slip the exit and sell in a negative position
       (Our Money Management Tools can still trade either scenario back to positive)

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC   6



Screenshot shows **139 trades** that digieBot recently closed in over **2.5% profit**.

THE KEY IS, digieBot is just getting started.

Here are the advantages for a Trader trading with digieBot:

1. Fully Automated Solution that takes just minutes to set up for both the novice and experienced trader alike.

2. digieBot never sleeps. It works for you 24/7.

3. digieBot has no emotions, no fears, and no human limitations. Emotions are the worst enemy of every trader.

4. digieBot does not have limitations like overthinking the trade, underthinking the trade, not applying the same rules, bending the rules for some arbitrary reason, and the most significant limitation in trading is what we call *Hopium*. These limitations create a dangerous mental state for any trader. It is the **hope** that "I don't have another losing trade" or worse, the **hope** that "this trade turns around soon and I don't lose all the

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC   7

money in my account." Emotions, lack of discipline, and the lack of money management are every trader's worst enemies.

Trading with digieBot IS the solution. digieBot answers and solves every one of these trading dilemmas. It is essential to note here that there is a huge difference between digieBot and other automated trading systems. The two most important are:

1. digieBot is made up entirely of volume-based proprietary trading algorithms.

2. digieBot has multiple proprietary money management systems.

Market

The cryptocurrency and other trading markets can provide multiple trading opportunities for digieBot and for our traders. These opportunities are significant as the world's social and economic climates change due to things like the COVID-19 pandemic, for instance. Additionally, increasing political tensions in the United States and around the world are nudging more and more people to look for alternatives that can help stabilize the future of their families and their loved ones. As the world turns to online opportunities for some of these answers, digieBot is perfectly positioned to be part of the solution.

Since digieBot is designed to perform in multiple trading markets and, more importantly, built with the novice trader up to the most seasoned trader in mind, we feel digieBot is poised to be the GOLD STANDARD when selecting trading bots. Because we are accessible to our Trading Community, we envision a simple process to onboarding existing traders to these other markets. This system will quickly and seamlessly grow our customer base in each of the new markets with little ramp-up time and effort.

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC 8

Competition

There are many trading bot options on the market for both Traders and Investors. Most are time-consuming in requiring traders to set up complex algorithms themselves and many require trader involvement through signals; they have to then race to their device and buy or sell. They need a trader to have a good handle on the market and even be a skilled trader to start. In short, the majority of the bots on the market today have significant flaws. Few provide a true algorithm trading solution, and none that we have found provide Volume-Based algorithm trading like digieBot.

By comparison, digieBot is the only Volume-Based, professional trading system, and we genuinely feel digieBot is the best solution in the market.

Why Us?

OUR OVERALL VISION

digieBot is the only bot that we know of that provides a true volume trading system. It is our vision to build trading systems that can work in multiple markets. While these markets may be different from the instruments being traded, the key is there are commonalities in these markets that allow our algorithms and money management systems to work with small modifications. This commonality is a huge advantage to the traders because it opens up larger markets with more winning opportunities.

OUR TRADING MISSION

Our mission is to empower individuals of all experience levels to capitalize on the growing Cryptocurrency/BlockChain revolution, along with other markets. We have leveraged the most current, cutting edge technology with our more than 40 years of trading experience and algorithm development to deliver state-of-the-art trading software, with both fully automated

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC   9

and simplified manual trading capabilities. Whether someone is new to trading or a seasoned trader, we are committed to providing and evolving our platform with the tools and intelligence necessary to help them trade like a professional today and for years to come.

Future Markets

digieBot was built with new markets in mind so that opening digieBot for use in other markets would be seamless. The following markets have similar characteristics that digieBot can leverage in the near term:

1. Non-Leveraged ETFs

2. SPY S & P

3. Other Stock Index ETFs

4. Futures Market

These markets provide a path to considerable growth for digieBot as we help our existing community of traders interested in getting started in these new markets and offering a viable solution to traders and investors already trading in these markets. It is worth noting the existing cryptocurrency market digieBot currently trades in is dwarfed compared to these new markets.

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC 10

Regulatory Requirements

While digieBot is working within the highly regulated marketplace, we have worked very hard to steer clear of any regulations that would affect digieBot.

1. digieBot never takes possession of the trader's money. The money is always deposited at the exchange, and digieBot has no access to that money.
2. Even though digieBot's algorithms are entirely automated, the traders must execute several functions before the algorithms can work. This process is an essential aspect of what digieBot does because it makes the trader responsible for the trade. We never automatically execute trades without traders setting these parameters themselves.
3. Traders have signed up for a software subscription. This subscription executes using the APIs from their trading account at the exchange. When an algorithm finds the trade or an exit that the trader has chosen to use, digieBot executes that trade using the API.
4. Although digieBot makes every effort with its Money Management tools to ensure a positive result, we have clearly stated there is risk involved in trading. This statement is posted on our website and our social media accounts, and is stated as our opening statement in each training or webinar we provide. This reminder ensures all of our traders understand there are risks, and there are no guarantees in trading.

Expectations

Forecast

digieBot currently trades the cryptocurrency market. It is our goal to build five additional markets over the next five years. Each of those markets will create other revenue sources for the company. We believe that digieBot Technologies, LLC can be somewhere within the range of

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC 11

300 to 500 million dollars annually within the next 5 years. The ability to increase beyond these levels lies in expanding the number of markets and increasing resources to maintain a high customer profitability level. The more profitable our customers are while trading with digieBot, the more customers we will attract.

Financial Highlights by Year


Revenue
Expenses & Costs
Net profit
Net loss
$400M
$300M
$200M
$100M
$0
FY2021
FY2022
FY2023
FY2024
FY2025

Financing Needed

Capital Raise of $500K Plus

digieBot has been in development for over 3 years. digieBot is made up entirely of custom code, which is intellectual property owned by digieBot Technologies, LLC. The first 2 years were spent developing the software, implementing algorithms, and beta testing the software. During the first two and a half years, we were building the volume systems needed to trade. During that time, we also performed 2 years of beta testing. In January 2020, digieBot began opening to the general population. We have proven digieBot in both beta testing and our full release, trading real money in the cryptocurrency market with an expanding customer base. We are now ready to enter the marketing phase so that we can grow the member base. We will be raising a

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC 12

minimum of $300,000 in the capital, which will provide digieBot Technologies, LLC with the finances needed to expand the customer base over the next 6 to 9 months. Our goal is to increase the number of active traders to put digieBot on a solid financial footing in this time frame. Achieving our membership and revenue targets at this time will alleviate the need to raise additional capital.

Opportunity

Problem & Solution

Problem Worth Solving

There are many reasons why **traders** fail when it comes to trying to make money from any market. The list below is just a few of the key problems that make trading unsuccessful for over 90% of all traders:

1. Lack of Start-Up Capital

Most traders start out looking for a way to get out of debt or to make easy money.

It is common for marketers to encourage traders to trade large lot sizes using leverage, which is a strategy using borrowed capital as a funding source (example: 100:1 or even 500:1). Using a high leverage can generate large returns on a small amount of initial capital, so many jump at the idea. The truth is, any small movement against the trader's position is also highly leveraged and creates fear for the trader. They tend to close their trades prematurely to keep from taking a major loss. If the trader does not close the trade, they put their account at significant risk. If the market gets a major down move, either the account is wiped out, or all profits to date are lost.

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC 13

Using leverage is a trap. Any move against the trader's position is unsustainable even though the market or instrument they are trading still has value. Ultimately, their position would likely have been a winning trade.

2. Failure to Manage Risk

Risk management is the key to survival as a trader in all markets that use leverage.

Even traders with excellent trading skills can be wiped out by poor risk management/money management with leverage. So, traders find themselves playing the net-zero game. It becomes a challenge to protect the asset versus taking a reasonable risk for a reasonable profit.

3. Giving in to Greed

Even traders with excellent trading skills can be wiped out by poor risk management/money management with leverage. So traders find themselves playing the net-zero game. It becomes a challenge to protect the asset versus taking a reasonable risk for a reasonable profit.

4. Indecisive Trading

Here is a trader's self-dialog. They find themselves suffering from trading remorse. This situation happens when a trade that they open is not immediately profitable (80% or more of all trades fall into the category), and they start saying to themselves that they picked the wrong trade. The fear of loss is overwhelming. We hear this very common statement from traders, "I knew I should not have closed that trade. I knew it was going to go up." Or the reverse of that statement, "I knew I should have gotten out of that trade. I knew it was going to break down." Both of these statements are after-the-fact statements and, in some way, cause the trader to believe that they had knowledge that they should have used. This belief is not true and is only a

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC 14

trap that keeps the trader trading and taking losing trades; one after another. Hoping for winning trades. They are trading with what we call *"Hopium."*

5. Time Investment

Many markets like Forex and Cryptocurrency are open 24 hours a day, 7 days a week. It is simply impossible to be at your computer for all of the markets' moves. Traders find themselves missing the majority of the better trades.

Our Solution – digieBot

Advantages of Trading with digieBot

Trading bots already trade trillions worth of assets every day in traditional financial markets. Banks, Hedge Funds, and large investors use them for their multiple benefits and efficiencies. Financial markets witnessed the advance of trading bots over humans years ago, leading to today where *algos/Bots* trade almost 80% of U.S. stocks and other markets such as ETF's, Forex, and Futures.

Here are the main features that make digieBot a much better solution to trading cryptocurrencies now and other markets in the near future.

1. digieBot never sleeps.

Just like the markets running 24/7 with no pause, so does digieBot. This continuous trading allows digieBot to react to any market move at any time.

2. digieBot has no emotions.

Emotions, as stated above, are a trader's worst enemy. The first rule of trading is to buy low and sell high. That implies that the best times for buying are when the price drops, and the best

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC 15

for selling is when the market moves higher. Unfortunately, in drawdown times, the trader tries to cut losses and often misses the price rebound. With digieBot, we believe, like Warren Buffett, "we get very fearful when the market gets greedy, and we get very greedy when the market gets fearful." In euphoria times, the trader starts to believe that the uptrend can last longer and falls into the fear of missing out. This mindset is how traders get trapped at the top of the move. When the market is moving down, the average trader fears that the market will continue to drop, causing him to miss the opportunity to buy whatever instrument they're trading at a bargain price.

digieBot works on specific algorithms. When these algorithms are true, digieBot applies the appropriate trade action. digieBot is designed to buy on high-volume accumulation points, and it is designed to sell at high-volume distribution points. Without emotion.

digieBot is a straightforward solution for both beginner and advanced traders. digieBot is not just a black box; it is a continually evolving, highly advanced algorithm trading system. As we tell our traders, digieBot will always be developing and evolving. It cannot stop evolving because it would cease to be current and relevant to the market. This fact is why digieBot will always be adapting to the market, giving digieBot a huge advantage over other automated systems in this marketplace.

Target Market

1. Cryptocurrency
2. Non-Leveraged ETFs
3. SPY S & P
4. Other Stock Index ETFs (Like the Russel)
5. Futures Market

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC   16

1. Cryptocurrency



Worldwide Spending on Blockchain Solutions, 2016 to 2022, by region (in billion USD)

2016 2017 2018* 2019* 2020* 2021* 2022*

■ USA ■ Western Europe ■ PRC ■ APeJC ■ Middle East & Africa ■ Others

2. ETFs

An exchange-traded fund (ETF) is a basket of securities you buy or sell through a brokerage firm on a stock exchange.

In 2020, it is estimated that ETFs are just under $4.5 trillion, with nearly 2,177 ETF products traded on U.S. stock exchanges. Market ETFs are designed to track a particular index like the S&P 500 or NASDAQ.

3. SPY S & P

SPY 30-Day Average Daily Volume: 80.05M for October 9, 2020

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC   17

4. Other Stock Index ETFs (Like the Russel)

The market shrank slightly from a year ago, with the total market cap of the Russell 3000 Index down from $31.7 trillion.

For the first time, companies are exceeding $1 trillion in total market cap: Microsoft, Apple, and Amazon.

5. Futures Market

What are the best Futures Markets to Day Trade in 2020?

For E-Micro Contracts (margins listed per contract):

- Micro E-Mini Russell 2000 (M2K) – $25
- Micro E-Mini S&P 500 (MES) – $40
- Micro E-Mini Dow (MYM) – $50
- Micro E-Mini NASDAQ 100 (NQ) – $50
- All E-Micro FX contracts – $50

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC 18


Daily Exchange Volume and Open Interest

Competition

Current Alternatives

There are other companies in this space. But few, if any, provide true algorithm trading solutions. Most of the competition offers tools for traders to build their algorithms. Most traders do not have the technical background or trading experience to do this successfully. Even if they did, the tools provided are usually lagging indicators, making it impossible to create a winning trading system that can withstand the test of time. So we see digieBot as a unique opportunity for most traders, giving both the novice and advanced trader the tools necessary to

digiebot

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC 19

win both in the short-term and long-term.

Below are three of the leading companies in this space. It is important to note that even though these companies do not have what digieBot is providing, they have tens of thousands, if not hundreds of thousands, of traders. This fact is a clear indication of the potential that we have with digieBot.

Bitsgap.com

- Bitsgap's platform is equipped with various trading tools like stop loss, take profit, buy and sell limit orders, many technical indicators, and drawing tools.

- Back Testing (BT) – Test Strategy Before using (site has only scrolling BT results).

- Smart Strategy Design: Create your strategy.

3Commas.io

- **Example of 3Commas bots:**   They all use a simple grid. The following is what they say they offer:

    - Dollar Cost Averaging (DCA)

    - Short algorithm Portfolio Balancing (View incomes of other 3Commas)

    - Random live trade results scrolling (can not get additional details and Grid Bot)

    - How does the Grid Bot Strategy work?

    The strategy is straightforward; you specify the upper and lower price limits of the grid and also the number of grid levels. Grid Bot will then work out the grid's span by deducting the lower grid price level from the upper grid price level. It

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC   20

then divides this figure by the number of grid levels specified, which becomes the grid width.

Cryptohopper.com 220,000 members

- Marketplace signal and strategy providers enable users to sign up for integrated professional external signals. It is a service provided by experienced traders who look for positive signs of an upward move. There are two options: both free and paid subscriptions to signalers.

- Market Making Bot – Automatically switch between strategies with different market trends. Use indicators to recognize market trends and configure different trading strategies per market trend.

- Back Testing – Allows the user to test each coin using real-life chart data.

Our Advantages

The best way to understand the digieBot advantage is to see it in action. What you see below is the inside of the digieBot volume intelligence. This is custom and proprietary software. Nobody else has access to our intellectual property. The blue circles are the major buyers in the market (A specific type of Buy Volume) and the Orange circles are the sales volume. The little square boxes are the order book, which displays the order book's size and the intent of the buyers and sellers at a particular price point.

Rather than using lagging indicators or simply asking traders to race to a computer when they get a signal, digieBot analyses the market in real-time, opening and closing trades on its own.

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC 21


Major Buyers
Major Sellers

The software code that creates this depiction of the volume profile is proprietary to digieBot and the intellectual property of digieBot Technologies, LLC. It is our trading knowledge and understanding of the market that is the digieBot advantage.

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC 22

Execution

Marketing & Sales

Marketing Plan

We will be leveraging three marketing channels initially.

1. Online Sales and Affiliate Marketing

We believe some of our best sales will come through our active traders. We are building funnel pages and a CRM follow-up system for our members. Currently, this is at no cost to them. In the future, we see this as a potential revenue source.

We also plan on allowing the 6,000 members of kulaBrands to use the same system to market digieBot to friends and family.

2. PODCASTS

Brendan Duff, Doug Kyle, and Deborah Caswell are developing a podcast that will cover topics relevant to trading and cryptocurrency. Our trading community will use these podcasts to share on Social Media and ultimately drive traffic to digieBot.

Also, we plan to actively pursue other podcast influencers for guest speaking arrangements on their shows.

3. YouTube Channel

We feel our YouTube channel is our most significant opportunity for developing content to be shared for active marketing.

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC 23

- Members will be able to use the recordings/trainings in their marketing.
- We also see the paid advertising on the YouTube channel as a major opportunity.

With a Marketing Team to bring it all together!

Our lead programmer (Mudasser Abbas) has hired a marketing staff to do content development and social media posting. This marketing will be a very aggressive program for building the digieBot Brand and membership.

Sales Plan

Our simple three-level affiliate plan is the following. Each Pay As You Grow point card purchased pays the Direct Affiliate 12% commissions on the total sale. Each point card purchased on the Affiliates second level pays them 23% commissions on the total sale. Each point card purchased on the Affiliates third level pays them 4% commissions on the total sale.

OFFERING STATEMENT
2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**


digiebot Affiliate Program
39% of all company earnings are dispersed among participating affiliates!
Affiliate commissions earned on Cards Sold
Direct Affiliate Cards Sold 12%
Level 2 Affiliate Cards Sold 23%
Level 3 Affiliate Cards Sold 4%

SWOT Analysis

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC   25

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC   26

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC 27

SWOT Analysis Worksheet

	Strengths	Weaknesses	Opportunities	Threats
Product/ Service Offering	The digieBot Team.	The Exchanges here in the US.	• Growth outside the US. • Long term asset accumulation.	• Coins insolvency • Political exceptions
Brand/ Marketing	digieBot is currently one of the only bots that Post it's performance	Staff , budget and time needed to focus and excel in marketing.	continue to develop our podcasts, YouTube channel and Facebook community.	Having an adequate budget..
Staff/HR	• Knowledge in trading. • Phenomenal programming staff	Budget to expand the programming staff to take advantage of additional markets	Increases staff to expand the brand	Having an adequate budget is our biggest threat.
Finance	digieBot has a strong community of traders that want to own shares / membership of digieBot.	the monthly cost to run the trading platform exceeds the current monthly income.	In the short-term a Reg D. Rule 506 it appears to be a good way to raise capital for digieBot.	If for some reason there was an inability to raise capital
Operations/ anagement	There are four founding members of the LLC. All with expertise in areas of running corporations, building software, trading algorithms and areas of marketing.	The weakest area would be in the marketing side of business.	develop a short-term marketing plan utilizing our current 6,000 community members inside both digieBot and kulaBrands.	The biggest threat would be to not succeed at marketing.
Market	It is one of the most exciting emerging markets, with potential for exponential growth.	Even though there is tremendous upside growth, the crypto currency market is still in its early phases of acceptance.	As the market gains acceptance there is a massive opportunity in new emerging coins. These new coins along with the existing coins. Have a unique potential for massive growth.	The governments of the world somehow find a way to shut down the crypto currency market. Highly unlikely.

Can any of your strengths help with improving your weaknesses or combating your threats? If so, please describe how below.

- Marketing Yes, I think in a very short time that our performance from her live trades will do a lot of the marketing for us. In fact we are already beginning to see this happen, the evidence is shown as more and more small to medium-size groups are finding out about digieBot and setting meetings with our staff.
- Markets Yes, even though there is a slight risk to crypto currency shutting down. With our strong trading backgrounds we are already beginning to look at other markets that trade similar to the crypto market. Markets like the S&P for example.

Based on the information above, what are your immediate goals/next steps?

- Continue to develop the podcasts and YouTube channels to be used by our members for marketing.
- Complete the funnels that will allow our current members to reach out primarily to people they know.
- One of our immediate goals is to attract 2000 new active members.

Based on the information above, what are your long-term goals/next steps?

- Add additional exchanges for the handling of more members yeah and in one that will
- Build the membership to 20,000+ members, there is a limit in crypto based on liquidity.
- Begin to develop other markets like the S&P, which will give us unlimited growth potential.
- Build a team that can analyze new emerging coins for long-term trades, we call this The DigieVault.

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC 28

Operations

Locations and Facilities

Doug Kyle is based in Arizona.

Brendan Duff is based in Delaware.

Mudasser Abbas and the programming team are based in Pakistan.

All other contractors and employees are virtually based.

Technology

digieBot is all custom-coded software and proprietary intellectual property.

Proprietary Algorithms

digieBot analyzes the cryptocurrency market using proprietary algorithms to determine the best entries.

digieBot Auto Trade Generator

Provides the user with one place to enter all.

Features

Auto Daily Compounding

digieBot Indicator

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC   29

digieBot's trading and programming team has developed some of the most advanced volume trading tools in the market.

digieBot Features

1. Drag and Drop Trade Control Dome

2. Order Book Depth

3. Time and Sales Volume

4. Four Unique Commitments of Traders (COT)

5. Four Unique Last Traded Contracts (LTC)

6. Trades Filed at Ask (TFA)

7. Trades Filed at Bid (TFB)

8. Mid Contract Point (MCP)

9. Sale Pressure Large (SPL) Contracts

10. Buy Pressure Large (BPL) Contracts

11. Order Book Directional (OBD) Pressure

12. Delta Support and Resistance (S/R)

13. Wall 1y Order Book Wall

14. Wall 2b Order Book Wall

15. Delta Pressure

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC 30

16. Directional Control (DC) Wall

17. OBD Quick View (OBDqv) Directional Control

Time and Sales, Order Book

digieBot uses Time and Sales, the current Order Book, and Volume to determine entries and exits.

What are Time and Sales? It is a detailed account of trading activity for a particular coin. It is a real-time display of the volume, price, direction, date, and time for each trade.

How does digieBot use Time and Sales? Two things are facts when dealing with cryptocurrency. One is the price a trader paid for a coin, and the other is the number of coins that a trader bought, which equals volume.

Why use the Order Book? The order book shows order imbalances that may provide clues to a coin's direction in the very short term. For instance, a massive imbalance of buy orders versus sell orders may indicate a move higher in the coin due to buying pressure.

digieBot uses the Order Book to identify high probability buy and sell areas in conjunction with Time and Sales.

Proprietary Money Management

digieBot Advanced Cost Averaging Trading Technology

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC 31

What is Advanced Cost Averaging Technology? It is a cost averaging system designed to cluster trades together in a way that is looking for optimal profit for the cluster. Once the target profit level is achieved for a cluster, it will be closed, and the trades that are not part of the cluster will remain open. digieBot will continue to do this until all trades are closed for the cost averaging unit.

((The Cost Averaging System will replace Long Term Hold (LTH), used to eliminate most losses))

Paused Ledger System

What is the Paused Ledger System? It is a unique way to look at a negative trade or coin that no longer has value.

We felt it was critical to plan for a few trade anomalies.

- Closing the trade in profit only to be slipped by the exchange and the trade closes negative.
- A coin or token that we are trading loses demand or value in the marketplace.
- A trader manually closes a trade in a negative position.

digieBot can trade all three of these scenarios back to profit using our Ledger System. Using the trade IDs of any negative trade, we attach them to the ledger system. This ledger system focuses specifically on that trade ID and trades that position or that loss back to a positive status. This is done independently of any other trades that digieBot has open.

digieBot Trading Vault for new Coins (Coming Soon)

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC 32

What is the Trading Vault? The Trading Vault is a combined coin evaluation system and a long-term hold model. We will look at new coin offerings with a very low cost to entry for Long Term Wealth building. Our goal is to have a team of analysts who analyze new emerging coins with a high potential for 10X 200X or even 1000X growth. We will post our analysis, and our trading community can choose in which coins they want to participate. While we will not provide trading advice, we will provide our analysis for educational purposes. We will provide built-in coin tracking software that will track the coins held by each trader and the status of those positions.

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC 33

Milestones & Metrics

Milestones Table

Milestone	Due Date	Who's Responsible	Details
Capital Raise Paperwork	October 16, 2020	Jared Stark	Regulation D 506
First funnel	October 16, 2020	Deborah Caswell, Mudasser Abbas	Get The first funnel complete. Get a video from Doug. Get a video from Brendan. Make sure the funnel is tied to the CRM system.
YouTube Channel	November 01, 2020	Deborah Caswell	Set up a schedule for Doug and Brendan to produce consistent content.
Podcast	November 01, 2020	Deborah Caswell	Set up a schedule to produce content.
Advanced Cost Averaging	November 16, 2020	Mudasser Abbas	This cost averaging system will allow us much more control over clusters of profit.
CRM SYSTEM	January 15, 2021	Mudasser Abbas	Complete the CRM system with 1. Email follow up 2. Make the APP Android and IOS function work 3. Conversation Tracking 4. Next Contact date
OKEX	February 15, 2021	Mudasser Abbas	OKEX Up and running.

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC 34

CoinBase	March 31, 2021	Brendan Duff	Get a Better exchange rate for our members.
AWS	April 30, 2021	Mudasser Abbas	Add Back Up Test Server.
Non Leveraged ETFs	February 01, 2022	Doug Kyle, Brendan Duff, and Mudasser Abbas	We need to raise a minimum capital of $300K to bring on the additional programmers to meet this task.
SPY S & P	December 01, 2022	Doug Kyle, Brendan Duff, and Mudasser Abbas	The additional capital is also what is needed to make this task.
Other Stock Index ETFs	April 01, 2023	Doug Kyle, Brendan Duff, and Mudasser Abbas	
Futures Market	February 01, 2024	Doug Kyle, Brendan Duff, and Mudasser Abbas	

Key Metrics

digieBot

Our focus right now is on these three basic metrics:

1. Increase the number of traders using digieBot.
2. Make sure we are optimizing the number of available trades per day per trader.
3. Focus on daily revenue, based on optimizing one or two above.

1.

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC   35

Company

Overview

digieBot Technologies, Inc. was formed out of Delaware. The current founding team members are:

Doug Kyle, Founder CEO, President, Treasurer

Peter Gantner, Co-Founder, Secretary

Brendan Duff, Co-Founder, Marketing-Trading-Technology Advisor

Mudasser Abbas, Co-Founder, Chief Technology Officer (CTO)

Jared Stark, of Stark/Weber, Legal Advisor

Deborah Caswell, Marketing Production Manager and Member Training

Candis Luther, Member Support

Yaan Gulledge, Cryptocurrency Advisor

Beenish Kayani, Website Design and Marketing Manager for Online Marketing Team

Raja Kamran, Software Front-end Project manager

Shehzad Khan, Lead Programmer for Orders System

Hassan Ali, Software Team Lead, and Back Tester Expert

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC 36

Team

digieBot's Management Team



Doug Kyle, digieBot Founder, and Managing Member

digieBot Business Operations, Algorithm Development, and Marketing

Mr. Kyle started as a foreign currency trader in 2004. He taught thousands of people to trade and was a guest speaker on the Ninja Trader platform multiple times. As a foreign currency trader, Mr. Kyle developed numerous trading strategies along with automated trading indicators. It is this experience that he brings to the growing cryptocurrency trading market. The development of digieBot fulfills his desire to create a tool that could benefit both the advanced and novice trader. Mr. Kyle acknowledges that while he has an extensive trading background, digieBot was a massive undertaking to accomplished. He applied his years of trading experience and the collaboration and development efforts of a phenomenal programming team lead by Mr. Abbas and his trading partner Mr. Brendan Duff.

kulaBrands Founder and CTO

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC 37

AS CTO, Mr. Kyle is responsible for designing and developing all software that operates the company. His focus includes the members' experience interface (the members' back office) and the development of all software to brand and market kulaBrands and kulaBrands products. He is also a local and international educator and spokesperson for kulaBrands software and infrastructure.

Outside of his work with kulaBrands, Mr. Kyle enjoys life in the Arizona area with his lovely wife, Mary. He is also an accomplished artist and avid golfer. Mr. Kyle was the U.S. National Masters cycling champion in 1999.

One of Mr. Kyle's favorite quotes is from Mr. Earl Nightingale –
"Don't concern yourself with the money. Be of service ... build ... work ... dream ... create! Do this, and you'll find there is no limit to the prosperity and abundance that will come to you."

FP: truCrowd

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC 38



Brendan Duff

digieBot Founding Member

Business Operations, Algorithm Development and Marketing

Mr. Duff has more than 20 years of trading experience. He has traded stocks, index futures, commodities, Forex, options, and now cryptocurrencies. If a trading instrument has price movement and volume, Mr. Duff believes we can trade it. He has also spent 23 years working in the finance and technology sector, focusing on process and system automation. Together, Mr. Kyle and Mr. Duff have developed numerous trading applications (both automated and semi-automated). Some were standalone applications that leveraged APIs to trade directly with brokers or on ECNs. Others were plugins for popular retail trading platforms such as Ninja Trader, Trade Station, Meta Trader, and Trading View.

When not busy crunching numbers, Mr. Duff is likely to be found spending time with his wife and four children, practicing Aikido, or watching soccer and football.

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC   39



Mudasser Abbas

Founder of Vizz Web Solutions and digieBot Founding Member

Head of Software Development for digieBot

Mudasser Abbas is the founder of Vizz Web Solutions with over 14 years of experience in the IT field. He employs and manages a team of roughly 40 people. Vizz Web Solutions is a leading, highly innovative software house, systems integrator, and technology provider. Vizz Web Solutions provides leading-edge intelligent technical solutions and consulting services to businesses, organizations, and government to allow competent and effective secure access and communication with various diverse information resources and services, anytime and anywhere. Their main work areas are web applications design and development, e-commerce, mobile app design and development, crowdfunding, social community websites, and plugin development.

Mr. Abbas is a digieBot founding member. He is an Algorithm designer and Artificial Intelligence (AI) expert and ensures digieBot site reliability and security. Mr. Abbas is a strategic leader and software analyst focusing on software development.

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC 40



Peter Gantner, digieBot Founding Member

Acting Consulting Position to the Founding Members

CEO kulaBrands Inc

Mr. Gantner was featured in the Wall Street Journal and Forbes Magazine for his creation, Crazy Bones. The game became so popular in North America that a special collection of 24 Crazy Bones characters became McDonald's Happy Meal toys in 2000.

Fast forward to 2016. Mr. Gantner pioneered another great idea that would undoubtedly revolutionize the home-based business industry!

This time, he created a community, not just a company. It is a community of like-minded individuals that support inventors and start-ups by endorsing their products and expediting them out into the marketplace. In return, these start-ups and inventors pay the kulaBrands community a portion of their profit in the form of reverse royalties.

Advisors

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC   41



Jared Stark, Stark Weber PLLC, Managing Partner

Legal Counsel

Mr. Stark is a Managing Partner of Stark Weber PLLC and chairs the firm's Business Assistance practice areas. As a corporate attorney, Mr. Stark's practice focuses on helping companies negotiate and navigate complex commercial transactions. He also routinely works with entrepreneurs to assist them in forming, launching, and maintaining their businesses.

Prior to Stark Weber, Mr. Stark practiced law at Latham & Watkins, one of the world's largest law firms. He also served as in-house counsel for Florida's largest private real estate development, investment, and construction firms. Before founding Stark Weber PLLC, Mr. Stark founded the Stark Business Law PLLC law firm. Mr. Stark graduated from law school at Georgetown University.

Besides practicing law, Mr. Stark often teaches Business Law as an adjunct instructor at Florida Atlantic University. Mr. Stark is on the Board of Directors of the Florida Atlantic University Alumni Association and a member of the Palm Beach Technology Association.

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

---

digieBot LLC   42

Financial Plan

Forecast

Key Assumptions

As we open up additional markets, our current traders will be our first adopters of the new markets.

We are causing a much faster growth rate.

Cryptocurrency is here to stay, and we believe we will see continued growth and new coins creating new opportunities.

If there are governmental agencies' restrictions, digieBot is worldwide-based, and we believe it will always have a market.

Revenue by Month



digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC 43

Expenses by Month


Direct Costs
Expenses
Nov
Dec
Jan
Feb
Mar
Apr
May
June
July
Aug
Sept
Oct

Net Profit (or Loss) by Month


Nov
Dec
Jan
Feb
Mar
Apr
May
June
July
Aug
Sept
Oct

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC 44

Net Profit (or Loss) by Year


$175M
$150M
$125M
$100M
$75M
$50M
$25M
$0
FY2021
FY2022
FY2023
FY2024
FY2025

Financing

Use of Funds

We will be raising an initial capital of $300,000. digieBot Technologies, LLC will use the funds to stabilize digieBot as a company. The key is to use this time to expand and build a client base needed to stabilize digieBot Technologies, LLC. This client base will be the foundation that will allow digieBot to grow now and in the future.

Sources of Funds

We will sell off a portion of digieBot Technologies, LLC to raise capital to secure the success of digieBot. We will use the Regulation D 506 plan as our funding source.

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC 45

Statements

Projected Profit and Loss

	FY2021	FY2022	FY2023	FY2024	FY2025
Revenue	$2,168,260	$18,349,410	$69,814,628	$320,452,874	$346,302,785
Direct Costs	$252,500	$450,000	$540,000	$660,000	$820,000
Gross Margin	$1,915,760	$17,899,410	$69,274,628	$319,792,874	$345,482,785
Gross Margin %	88%	98%	99%	100%	100%
Operating Expenses					
Salaries & Wages	$266,000	$439,000	$697,500	$1,192,000	$1,723,000
Employee Related Expenses	$44,000	$66,200	$107,600	$183,400	$274,600
Sales Commissions	$845,622	$6,532,272	$25,901,706	$124,976,621	$135,058,086
KulaBrands Royalty Payments	$130,095	$1,100,965	$4,188,879	$19,227,172	$20,778,167
Development Cost New Markets	$125,000	$300,000	$300,000	$300,000	$300,000
Amazon Servers / Includes Test Server	$108,000	$275,000	$440,000	$440,000	$440,000
Marketing / Advertising	$44,000	$72,000	$72,000	$84,093	$91,892
Payroll Tax And Workers Comp	$27,500	$79,200	$163,200	$199,200	$223,200
Legal	$32,500	$60,000	$60,000	$60,000	$60,000
Exchange Fees	$21,683	$109,799	$265,504	$488,834	$488,834
Business / Professional Libility	$19,024	$21,435	$21,435	$21,436	$21,436

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC   46

Accounting Including Payroll Service Fees	$12,000	$24,000	$36,000	$48,000	$60,000
Other Software	$6,000	$12,000	$18,000	$18,000	$18,000
Other Expenses	$3,744	$17,804	$37,616	$95,884	$86,336
Annual Conference	$0	$400,000	$850,000	$1,062,500	$1,062,500
Total Operating Expenses	$1,685,168	$9,509,675	$33,159,440	$148,397,140	$160,686,051
Operating Income	$230,592	$8,389,735	$36,115,188	$171,395,734	$184,796,734
Interest Incurred					
Depreciation and Amortization					
Gain or Loss from Sale of Assets					
Income Taxes	$46,118	$1,677,947	$7,223,038	$34,279,147	$36,959,347
Total Expenses	$1,983,786	$11,637,622	$40,922,478	$183,336,287	$198,465,398
Net Profit	$184,474	$6,711,788	$28,892,150	$137,116,587	$147,837,387
Net Profit / Sales	9%	37%	41%	43%	43%

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC 47

Projected Balance Sheet

	FY2021	FY2022	FY2023	FY2024	FY2025
Cash	$730,592	$8,064,358	$38,858,909	$181,974,786	$330,482,223
Accounts Receivable	$0	$0	$0	$0	$0
Inventory					
Other Current Assets					
Total Current Assets	$730,592	$8,064,358	$38,858,909	$181,974,786	$330,482,223
Long-Term Assets					
Accumulated Depreciation					
Total Long-Term Assets					
Total Assets	$730,592	$8,064,358	$38,858,909	$181,974,786	$330,482,223
Accounts Payable	$0	$0	$0	$0	$0
Income Taxes Payable	$46,118	$668,096	$2,570,497	$8,569,787	$9,239,837
Sales Taxes Payable	$0	$0	$0	$0	$0
Short-Term Debt					
Prepaid Revenue					
Total Current Liabilities	$46,118	$668,096	$2,570,497	$8,569,787	$9,239,837
Long-Term Debt					
Long-Term Liabilities					
Total Liabilities	$46,118	$668,096	$2,570,497	$8,569,787	$9,239,837
Paid-In Capital	$500,000	$500,000	$500,000	$500,000	$500,000
Retained Earnings		$184,474	$6,896,262	$35,788,412	$172,904,999

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC 48

Earnings	$184,474	$6,711,788	$28,892,150	$137,116,587	$147,837,387
Total Owner's Equity	**$684,474**	**$7,396,262**	**$36,288,412**	**$173,404,999**	**$321,242,386**
Total Liabilities & Equity	**$730,592**	**$8,064,358**	**$38,858,909**	**$181,974,786**	**$330,482,223**

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC 49

Projected Cash Flow Statement

	FY2021	FY2022	FY2023	FY2024	FY2025
Net Cash Flow from Operations					
Net Profit	$184,474	$6,711,788	$28,892,150	$137,116,587	$147,837,387
Depreciation & Amortization					
Change in Accounts Receivable	$0	$0	$0	$0	$0
Change in Inventory					
Change in Accounts Payable	$0	$0	$0	$0	$0
Change in Income Tax Payable	$46,118	$621,978	$1,902,401	$5,999,290	$670,050
Change in Sales Tax Payable	$0	$0	$0	$0	$0
Change in Prepaid Revenue					
Net Cash Flow from Operations	**$230,592**	**$7,333,766**	**$30,794,551**	**$143,115,877**	**$148,507,437**
Investing & Financing					
Assets Purchased or Sold					
Net Cash from Investing					
Investments Received	$500,000				
Dividends & Distributions					

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC   50

Change in Short-Term Debt					
Change in Long-Term Debt					
Net Cash from Financing	**$500,000**				
Cash at Beginning of Period	$0	$730,592	$8,064,358	$38,858,909	$181,974,786
Net Change in Cash	$730,592	$7,333,766	$30,794,551	$143,115,877	$148,507,437
Cash at End of Period	**$730,592**	**$8,064,358**	**$38,858,909**	**$181,974,786**	**$330,482,223**

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC 51

Appendix

Profit and Loss Statement (With monthly detail)

FY2021	Nov '20	Dec '20	Jan '21	Feb '21	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21	Oct '21
Total Revenue	$10,000	$15,000	$30,000	$55,000	$90,000	$135,000	$178,000	$227,400	$275,020	$329,271	$381,985	$441,584
Total Direct Costs	$5,000	$7,500	$10,000	$15,000	$25,000	$25,000	$25,000	$25,000	$25,000	$30,000	$30,000	$30,000
Gross Margin	$5,000	$7,500	$20,000	$40,000	$65,000	$110,000	$153,000	$202,400	$250,020	$299,271	$351,985	$411,584
Gross Margin %	50%	50%	67%	73%	72%	81%	86%	89%	91%	91%	92%	93%
Operating Expenses												
Salaries and Wages	$20,500	$20,500	$21,000	$21,000	$21,000	$21,000	$22,000	$23,000	$24,000	$24,000	$24,000	$24,000
Employee Related Expenses	$3,400	$3,400	$3,500	$3,500	$3,500	$3,500	$3,700	$3,900	$3,900	$3,900	$3,900	$3,900
Sales Commissions	$3,900	$5,850	$11,700	$21,450	$35,100	$52,650	$69,420	$88,686	$107,258	$128,416	$148,974	$172,218
KulaBrands Royalty Payments	$600	$900	$1,800	$3,300	$5,400	$8,100	$10,680	$13,644	$16,501	$19,756	$22,919	$26,495
Development Cost New Markets	$0	$0	$0	$0	$0	$0	$0	$25,000	$25,000	$25,000	$25,000	$25,000
Amazon Servers / Includes Test Server	$5,000	$5,000	$6,000	$7,000	$8,000	$9,000	$10,000	$10,000	$10,000	$12,000	$12,000	$14,000
Marketing / Advertising	$2,000	$2,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000

digiebot

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC 52

Payroll Tax And Workers Comp	$1,300	$1,300	$1,300	$1,300	$1,300	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000
Legal	$10,000	$1,500	$1,500	$1,500	$3,000	$3,000	$3,000	$3,000	$1,500	$1,500	$1,500	$1,500
Exchange Fees	$100	$150	$300	$550	$900	$1,350	$1,780	$2,274	$2,750	$3,293	$3,820	$4,416
Business / Professional Libility	$1,500	$1,515	$1,530	$1,545	$1,561	$1,577	$1,592	$1,608	$1,624	$1,641	$1,657	$1,674
Accounting Including Payroll Service Fees	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
Other Software	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500
Other Expenses	$300	$300	$300	$300	$300	$300	$300	$300	$300	$300	$342	$402
Annual Conference	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Operating Expenses	**$50,100**	**$43,915**	**$54,430**	**$66,945**	**$85,561**	**$108,977**	**$130,972**	**$179,912**	**$201,333**	**$228,306**	**$252,612**	**$282,105**
Operating Income	**($45,100)**	**($36,415)**	**($34,430)**	**($26,945)**	**($20,561)**	**$1,023**	**$22,028**	**$22,488**	**$48,687**	**$70,965**	**$99,373**	**$129,479**
Interest Incurred												
Depreciation and Amortization												
Gain or Loss from Sale of Assets												
Income Taxes	$0	$0	$0	$0	$0	$0	$0	$0	$0	$348	$19,875	$25,895
Total Expenses	**$55,100**	**$51,415**	**$64,430**	**$81,945**	**$110,561**	**$133,977**	**$155,972**	**$204,912**	**$226,333**	**$258,654**	**$302,487**	**$338,000**
Net Profit	**($45,100)**	**($36,415)**	**($34,430)**	**($26,945)**	**($20,561)**	**$1,023**	**$22,028**	**$22,488**	**$48,687**	**$70,617**	**$79,498**	**$103,584**
Net Profit / Sales	**(451%)**	**(243%)**	**(115%)**	**(49%)**	**(23%)**	**1%**	**12%**	**10%**	**18%**	**21%**	**21%**	**23%**
FY2022	**Nov '21**	**Dec '21**	**Jan '22**	**Feb '22**	**Mar '22**	**Apr '22**	**May '22**	**June '22**	**July '22**	**Aug '22**	**Sept '22**	**Oct '22**

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC   53

Total Revenue	$499,913	$565,409	$629,929	$901,925	$2,583,272	$1,272,935	$1,372,832	$1,681,973	$1,802,322	$2,132,938	$2,275,835	$2,630,127
Total Direct Costs	$35,000	$35,000	$35,000	$35,000	$35,000	$35,000	$40,000	$40,000	$40,000	$40,000	$40,000	$40,000
Gross Margin	$464,913	$530,409	$594,929	$866,925	$2,548,272	$1,237,935	$1,332,832	$1,641,973	$1,762,322	$2,092,938	$2,235,835	$2,590,127
Gross Margin %	93%	94%	94%	96%	99%	97%	97%	98%	98%	98%	98%	98%
Operating Expenses												
Salaries and Wages	$33,500	$34,500	$34,500	$35,500	$36,500	$36,500	$36,500	$37,500	$38,500	$38,500	$38,500	$38,500
Employee Related Expenses	$5,100	$5,300	$5,300	$5,500	$5,500	$5,500	$5,500	$5,700	$5,700	$5,700	$5,700	$5,700
Sales Commissions	$194,966	$220,509	$245,672	$351,751	$383,476	$496,445	$535,405	$655,970	$702,906	$831,846	$887,576	$1,025,750
KulaBrands Royalty Payments	$29,995	$33,925	$37,796	$54,116	$154,996	$76,376	$82,370	$100,918	$108,139	$127,976	$136,550	$157,808
Development Cost New Markets	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000
Amazon Servers / Includes Test Server	$14,000	$18,000	$18,000	$20,000	$20,000	$20,000	$25,000	$25,000	$25,000	$30,000	$30,000	$30,000
Marketing / Advertising	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000
Payroll Tax And Workers Comp	$6,600	$6,600	$6,600	$6,600	$6,600	$6,600	$6,600	$6,600	$6,600	$6,600	$6,600	$6,600
Legal	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000
Exchange Fees	$4,999	$5,654	$6,299	$7,019	$7,733	$8,524	$9,313	$10,184	$11,055	$12,013	$12,976	$14,030
Business / Professional Libility	$1,690	$1,707	$1,724	$1,741	$1,759	$1,776	$1,794	$1,812	$1,830	$1,849	$1,867	$1,886

digiebot

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC 54

Accounting Including Payroll Service Fees	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000
Other Software	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
Other Expenses	$460	$525	$590	$862	$2,538	$1,228	$1,328	$1,632	$1,752	$2,083	$2,226	$2,580
Annual Conference	$0	$0	$0	$0	$400,000	$0	$0	$0	$0	$0	$0	$0
Total Operating Expenses	**$330,310**	**$365,720**	**$395,481**	**$522,089**	**$1,058,102**	**$691,949**	**$742,810**	**$884,316**	**$940,482**	**$1,095,567**	**$1,160,995**	**$1,321,854**
Operating Income	**$134,603**	**$164,689**	**$199,448**	**$344,836**	**$1,490,170**	**$545,986**	**$590,022**	**$757,657**	**$821,840**	**$997,371**	**$1,074,840**	**$1,268,273**
Interest Incurred												
Depreciation and Amortization												
Gain or Loss from Sale of Assets												
Income Taxes	$26,921	$32,938	$39,889	$68,968	$298,034	$109,197	$118,004	$151,532	$164,368	$199,474	$214,968	$253,654
Total Expenses	**$392,231**	**$433,658**	**$470,370**	**$626,057**	**$1,391,136**	**$836,146**	**$900,814**	**$1,075,848**	**$1,144,850**	**$1,335,041**	**$1,415,963**	**$1,615,508**
Net Profit	**$107,682**	**$131,751**	**$159,559**	**$275,868**	**$1,192,136**	**$436,789**	**$472,018**	**$606,125**	**$657,472**	**$797,897**	**$859,872**	**$1,014,619**
Net Profit / Sales	**22%**	**23%**	**25%**	**31%**	**46%**	**34%**	**34%**	**36%**	**36%**	**37%**	**38%**	**39%**

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC 55

FY2023	Nov '22	Dec '22	Jan '23	Feb '23	Mar '23	Apr '23	May '23	June '23	July '23	Aug '23	Sept '23	Oct '23
Total Revenue	$2,891,483	$3,365,906	$3,558,669	$4,177,103	$7,810,425	$5,071,446	$5,349,485	$6,277,960	$6,616,326	$7,608,142	$8,013,016	$9,074,667
Total Direct Costs	$45,000	$45,000	$45,000	$45,000	$45,000	$45,000	$45,000	$45,000	$45,000	$45,000	$45,000	$45,000
Gross Margin	$2,846,483	$3,320,906	$3,513,669	$4,132,103	$7,765,425	$5,026,446	$5,304,485	$6,232,960	$6,571,326	$7,563,142	$7,968,016	$9,029,667
Gross Margin %	98%	99%	99%	99%	99%	99%	99%	99%	99%	99%	99%	100%
Operating Expenses												
Salaries and Wages	$54,500	$55,500	$55,500	$57,500	$57,500	$57,500	$58,500	$59,500	$59,500	$60,000	$61,000	$61,000
Employee Related Expenses	$8,700	$8,900	$8,900	$8,900	$8,900	$8,900	$8,900	$9,100	$9,100	$9,100	$9,100	$9,100
Sales Commissions	$1,127,678	$1,312,703	$1,387,881	$1,629,070	$1,720,066	$1,977,864	$2,086,300	$2,448,405	$2,580,367	$2,967,175	$3,125,077	$3,539,120
KulaBrands Royalty Payments	$173,489	$201,954	$213,520	$250,626	$468,626	$304,287	$320,969	$376,678	$396,980	$456,489	$480,781	$544,480
Development Cost New Markets	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000
Amazon Servers / Includes Test Server	$30,000	$30,000	$30,000	$30,000	$40,000	$40,000	$40,000	$40,000	$40,000	$40,000	$40,000	$40,000
Marketing / Advertising	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000
Payroll Tax And Workers Comp	$13,600	$13,600	$13,600	$13,600	$13,600	$13,600	$13,600	$13,600	$13,600	$13,600	$13,600	$13,600
Legal	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000
Exchange Fees	$16,030	$16,130	$17,181	$18,445	$19,612	$20,998	$22,293	$23,812	$25,247	$26,915	$28,505	$30,336
Business / Professional Libility	$1,690	$1,707	$1,724	$1,741	$1,759	$1,776	$1,794	$1,812	$1,830	$1,849	$1,867	$1,886

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC 56

Accounting Including Payroll Service Fees	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000
Other Software	$1,500	$1,500	$1,500	$1,500	$1,500	$1,500	$1,500	$1,500	$1,500	$1,500	$1,500	$1,500
Other Expenses	$2,831	$3,306	$1,749	$2,059	$3,875	$2,506	$2,645	$3,109	$3,278	$3,774	$3,977	$4,507
Annual Conference	$0	$0	$0	$0	$850,000	$0	$0	$0	$0	$0	$0	$0
Total Operating Expenses	**$1,469,018**	**$1,684,300**	**$1,770,555**	**$2,052,441**	**$3,224,438**	**$2,467,931**	**$2,595,501**	**$3,016,516**	**$3,170,402**	**$3,619,402**	**$3,804,407**	**$4,284,529**
Operating Income	**$1,377,465**	**$1,636,606**	**$1,743,114**	**$2,079,662**	**$4,540,987**	**$2,558,515**	**$2,708,984**	**$3,216,444**	**$3,400,924**	**$3,943,740**	**$4,163,609**	**$4,745,138**
Interest Incurred												
Depreciation and Amortization												
Gain or Loss from Sale of Assets												
Income Taxes	$275,493	$327,322	$348,622	$415,933	$908,197	$511,703	$541,797	$643,289	$680,185	$788,748	$832,721	$949,028
Total Expenses	**$1,789,511**	**$2,056,622**	**$2,164,177**	**$2,513,374**	**$4,177,635**	**$3,024,634**	**$3,182,298**	**$3,704,805**	**$3,895,587**	**$4,453,150**	**$4,682,128**	**$5,278,557**
Net Profit	**$1,101,972**	**$1,309,284**	**$1,394,492**	**$1,663,729**	**$3,632,790**	**$2,046,812**	**$2,167,187**	**$2,573,155**	**$2,720,739**	**$3,154,992**	**$3,330,888**	**$3,796,110**
Net Profit / Sales	**38%**	**39%**	**39%**	**40%**	**47%**	**40%**	**41%**	**41%**	**41%**	**41%**	**42%**	**42%**

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC

57

	FY2021	FY2022	FY2023	FY2024	FY2025
Total Revenue	**$2,168,260**	**$18,349,410**	**$69,814,628**	**$320,452,874**	**$346,302,785**
Total Direct Costs	**$252,500**	**$450,000**	**$540,000**	**$660,000**	**$820,000**
Gross Margin	$1,915,760	$17,899,410	$69,274,628	$319,792,874	$345,482,785
Gross Margin %	**88%**	**98%**	**99%**	**100%**	**100%**
Operating Expenses					
Salaries and Wages	$266,000	$439,000	$697,500	$1,192,000	$1,723,000
Employee Related Expenses	$44,000	$66,200	$107,600	$183,400	$274,600
Sales Commissions	$845,622	$6,532,272	$25,901,706	$124,976,621	$135,058,086
KulaBrands Royalty Payments	$130,095	$1,100,965	$4,188,879	$19,227,172	$20,778,167
Development Cost New Markets	$125,000	$300,000	$300,000	$300,000	$300,000
Amazon Servers / Includes Test Server	$108,000	$275,000	$440,000	$440,000	$440,000
Marketing / Advertising	$44,000	$72,000	$72,000	$84,093	$91,892
Payroll Tax And Workers Comp	$27,500	$79,200	$163,200	$199,200	$223,200
Legal	$32,500	$60,000	$60,000	$60,000	$60,000
Exchange Fees	$21,683	$109,799	$265,504	$488,834	$488,834
Business / Professional Libility	$19,024	$21,435	$21,435	$21,436	$21,436
Accounting Including Payroll Service Fees	$12,000	$24,000	$36,000	$48,000	$60,000
Other Software	$6,000	$12,000	$18,000	$18,000	$18,000
Other Expenses	$3,744	$17,804	$37,616	$95,884	$86,336
Annual Conference	$0	$400,000	$850,000	$1,062,500	$1,062,500
Total Operating Expenses	**$1,685,168**	**$9,509,675**	**$33,159,440**	**$148,397,140**	**$160,686,051**
Operating Income	**$230,592**	**$8,389,735**	**$36,115,188**	**$171,395,734**	**$184,796,734**
Interest Incurred					
Depreciation and Amortization					
Gain or Loss from Sale of Assets					
Income Taxes	$46,118	$1,677,947	$7,223,038	$34,279,147	$36,959,347

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC   58

Total Expenses	$1,983,786	$11,637,622	$40,922,478	$183,336,287	$198,465,398
Net Profit	$184,474	$6,711,788	$28,892,150	$137,116,587	$147,837,387
Net Profit / Sales	9%	37%	41%	43%	43%

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC 59

Balance Sheet (With Monthly Detail)

FY2021	Nov '20	Dec '20	Jan '21	Feb '21	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21	Oct '21
Cash	$454,900	$418,485	$384,055	$357,110	$336,549	$337,572	$359,600	$382,088	$430,775	$501,740	$601,113	$730,592
Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Inventory												
Other Current Assets												
Total Current Assets	**$454,900**	**$418,485**	**$384,055**	**$357,110**	**$336,549**	**$337,572**	**$359,600**	**$382,088**	**$430,775**	**$501,740**	**$601,113**	**$730,592**
Long-Term Assets												
Accumulated Depreciation												
Total Long-Term Assets												
Total Assets	**$454,900**	**$418,485**	**$384,055**	**$357,110**	**$336,549**	**$337,572**	**$359,600**	**$382,088**	**$430,775**	**$501,740**	**$601,113**	**$730,592**
Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Income Taxes Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$348	$20,223	$46,118
Sales Taxes Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Short-Term Debt												
Prepaid Revenue												
Total Current Liabilities	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$348**	**$20,223**	**$46,118**
Long-Term Debt												
Long-Term Liabilities												

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC 60

Total Liabilities	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$348**	**$20,223**	**$46,118**
Paid-In Capital	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000
Retained Earnings												
Earnings	($45,100)	($81,515)	($115,945)	($142,890)	($163,451)	($162,428)	($140,400)	($117,912)	($69,225)	$1,392	$80,890	$184,474
Total Owner's Equity	**$454,900**	**$418,485**	**$384,055**	**$357,110**	**$336,549**	**$337,572**	**$359,600**	**$382,088**	**$430,775**	**$501,392**	**$580,890**	**$684,474**
Total Liabilities & Equity	**$454,900**	**$418,485**	**$384,055**	**$357,110**	**$336,549**	**$337,572**	**$359,600**	**$382,088**	**$430,775**	**$501,740**	**$601,113**	**$730,592**

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC 61

FY2022	Nov '21	Dec '21	Jan '22	Feb '22	Mar '22	Apr '22	May '22	June '22	July '22	Aug '22	Sept '22	Oct '22
Cash	$865,195	$1,029,884	$1,183,214	$1,428,302	$2,918,472	$3,464,458	$3,578,281	$4,335,938	$5,157,778	$5,721,245	$6,796,085	$8,064,358
Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Inventory												
Other Current Assets												
Total Current Assets	$865,195	$1,029,884	$1,183,214	$1,428,302	$2,918,472	$3,464,458	$3,578,281	$4,335,938	$5,157,778	$5,721,245	$6,796,085	$8,064,358
Long-Term Assets												
Accumulated Depreciation												
Total Long-Term Assets												
Total Assets	$865,195	$1,029,884	$1,183,214	$1,428,302	$2,918,472	$3,464,458	$3,578,281	$4,335,938	$5,157,778	$5,721,245	$6,796,085	$8,064,358
Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Income Taxes Payable	$73,039	$105,977	$99,748	$68,968	$367,002	$476,199	$118,004	$269,536	$433,904	$199,474	$414,442	$668,096
Sales Taxes Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Short-Term Debt												
Prepaid Revenue												
Total Current Liabilities	$73,039	$105,977	$99,748	$68,968	$367,002	$476,199	$118,004	$269,536	$433,904	$199,474	$414,442	$668,096
Long-Term Debt												
Long-Term Liabilities												
Total Liabilities	$73,039	$105,977	$99,748	$68,968	$367,002	$476,199	$118,004	$269,536	$433,904	$199,474	$414,442	$668,096

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC   62

Paid-In Capital	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000
Retained Earnings	$184,474	$184,474	$184,474	$184,474	$184,474	$184,474	$184,474	$184,474	$184,474	$184,474	$184,474	$184,474
Earnings	$107,682	$239,433	$398,992	$674,860	$1,866,996	$2,303,785	$2,775,803	$3,381,928	$4,039,400	$4,837,297	$5,697,169	$6,711,788
Total Owner's Equity	$792,156	$923,907	$1,083,466	$1,359,334	$2,551,470	$2,988,259	$3,460,277	$4,066,402	$4,723,874	$5,521,771	$6,381,643	$7,396,262
Total Liabilities & Equity	$865,195	$1,029,884	$1,183,214	$1,428,302	$2,918,472	$3,464,458	$3,578,281	$4,335,938	$5,157,778	$5,721,245	$6,796,085	$8,064,358

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC 63

FY2023	Nov '22	Dec '22	Jan '23	Feb '23	Mar '23	Apr '23	May '23	June '23	July '23	Aug '23	Sept '23	Oct '23
Cash	$9,441,823	$11,078,429	$12,153,447	$13,281,672	$17,822,659	$20,381,174	$21,254,325	$24,470,769	$27,871,693	$29,950,162	$34,113,771	$38,858,909
Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Inventory												
Other Current Assets												
Total Current Assets	$9,441,823	$11,078,429	$12,153,447	$13,281,672	$17,822,659	$20,381,174	$21,254,325	$24,470,769	$27,871,693	$29,950,162	$34,113,771	$38,858,909
Long-Term Assets												
Accumulated Depreciation												
Total Long-Term Assets												
Total Assets	$9,441,823	$11,078,429	$12,153,447	$13,281,672	$17,822,659	$20,381,174	$21,254,325	$24,470,769	$27,871,693	$29,950,162	$34,113,771	$38,858,909
Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Income Taxes Payable	$943,589	$1,270,911	$951,437	$415,933	$1,324,130	$1,835,833	$541,797	$1,185,086	$1,865,271	$788,748	$1,621,469	$2,570,497
Sales Taxes Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Short-Term Debt												
Prepaid Revenue												
Total Current Liabilities	$943,589	$1,270,911	$951,437	$415,933	$1,324,130	$1,835,833	$541,797	$1,185,086	$1,865,271	$788,748	$1,621,469	$2,570,497
Long-Term Debt												
Long-Term Liabilities												
Total Liabilities	$943,589	$1,270,911	$951,437	$415,933	$1,324,130	$1,835,833	$541,797	$1,185,086	$1,865,271	$788,748	$1,621,469	$2,570,497

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC

64

Paid-In Capital	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000
Retained Earnings	$6,896,262	$6,896,262	$6,896,262	$6,896,262	$6,896,262	$6,896,262	$6,896,262	$6,896,262	$6,896,262	$6,896,262	$6,896,262	$6,896,262
Earnings	$1,101,972	$2,411,256	$3,805,748	$5,469,477	$9,102,267	$11,149,079	$13,316,266	$15,889,421	$18,610,160	$21,765,152	$25,096,040	$28,892,150
Total Owner's Equity	**$8,498,234**	**$9,807,518**	**$11,202,010**	**$12,865,739**	**$16,498,529**	**$18,545,341**	**$20,712,528**	**$23,285,683**	**$26,006,422**	**$29,161,414**	**$32,492,302**	**$36,288,412**
Total Liabilities & Equity	**$9,441,823**	**$11,078,429**	**$12,153,447**	**$13,281,672**	**$17,822,659**	**$20,381,174**	**$21,254,325**	**$24,470,769**	**$27,871,693**	**$29,950,162**	**$34,113,771**	**$38,858,909**

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

digieBot LLC 65

	FY2021	FY2022	FY2023	FY2024	FY2025
Cash	$730,592	$8,064,358	$38,858,909	$181,974,786	$330,482,223
Accounts Receivable	$0	$0	$0	$0	$0
Inventory					
Other Current Assets					
Total Current Assets	**$730,592**	**$8,064,358**	**$38,858,909**	**$181,974,786**	**$330,482,223**
Long-Term Assets					
Accumulated Depreciation					
Total Long-Term Assets					
Total Assets	**$730,592**	**$8,064,358**	**$38,858,909**	**$181,974,786**	**$330,482,223**
Accounts Payable	$0	$0	$0	$0	$0
Income Taxes Payable	$46,118	$668,096	$2,570,497	$8,569,787	$9,239,837
Sales Taxes Payable	$0	$0	$0	$0	$0
Short-Term Debt					
Prepaid Revenue					
Total Current Liabilities	**$46,118**	**$668,096**	**$2,570,497**	**$8,569,787**	**$9,239,837**
Long-Term Debt					
Long-Term Liabilities					
Total Liabilities	**$46,118**	**$668,096**	**$2,570,497**	**$8,569,787**	**$9,239,837**
Paid-In Capital	$500,000	$500,000	$500,000	$500,000	$500,000
Retained Earnings		$184,474	$6,896,262	$35,788,412	$172,904,999
Earnings	$184,474	$6,711,788	$28,892,150	$137,116,587	$147,837,387
Total Owner's Equity	**$684,474**	**$7,396,262**	**$36,288,412**	**$173,404,999**	**$321,242,386**
Total Liabilities & Equity	**$730,592**	**$8,064,358**	**$38,858,909**	**$181,974,786**	**$330,482,223**

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC 66

Cash Flow Statement (With Monthly Detail)

FY2021	Nov '20	Dec '20	Jan '21	Feb '21	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21	Oct '21
Net Cash Flow from Operations												
Net Profit	($45,100)	($36,415)	($34,430)	($26,945)	($20,561)	$1,023	$22,028	$22,488	$48,687	$70,617	$79,498	$103,584
Depreciation & Amortization												
Change in Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Inventory												
Change in Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Income Tax Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$348	$19,875	$25,895
Change in Sales Tax Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Prepaid Revenue												
Net Cash Flow from Operations	($45,100)	($36,415)	($34,430)	($26,945)	($20,561)	$1,023	$22,028	$22,488	$48,687	$70,965	$99,373	$129,479
Investing & Financing												
Assets Purchased or Sold												
Net Cash from Investing												

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542



OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC   67

Investments Received	$500,000										
Dividends & Distributions											
Change in Short-Term Debt											
Change in Long-Term Debt											
Net Cash from Financing	**$500,000**										
Cash at Beginning of Period	$0	$454,900	$418,485	$384,055	$357,110	$336,549	$337,572	$359,600	$382,088	$430,775	$501,740	$601,113
Net Change in Cash	$454,900	($36,415)	($34,430)	($26,945)	($20,561)	$1,023	$22,028	$22,488	$48,687	$70,965	$99,373	$129,479
Cash at End of Period	**$454,900**	**$418,485**	**$384,055**	**$357,110**	**$336,549**	**$337,572**	**$359,600**	**$382,088**	**$430,775**	**$501,740**	**$601,113**	**$730,592**

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC

68

FY2022	Nov '21	Dec '21	Jan '22	Feb '22	Mar '22	Apr '22	May '22	June '22	July '22	Aug '22	Sept '22	Oct '22
Net Cash Flow from Operations												
Net Profit	$107,682	$131,751	$159,559	$275,868	$1,192,136	$436,789	$472,018	$606,125	$657,472	$797,897	$859,872	$1,014,619
Depreciation & Amortization												
Change in Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Inventory												
Change in Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Income Tax Payable	$26,921	$32,938	($6,229)	($30,780)	$298,034	$109,197	($358,195)	$151,532	$164,368	($234,430)	$214,968	$253,654
Change in Sales Tax Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Prepaid Revenue												
Net Cash Flow from Operations	$134,603	$164,689	$153,330	$245,088	$1,490,170	$545,986	$113,823	$757,657	$821,840	$563,467	$1,074,840	$1,268,273
Investing & Financing												
Assets Purchased or Sold												
Net Cash from Investing												
Investments Received												

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC   69

Dividends & Distributions											
Change in Short-Term Debt											
Change in Long-Term Debt											
Net Cash from Financing											
Cash at Beginning of Period	$730,592	$865,195	$1,029,884	$1,183,214	$1,428,302	$2,918,472	$3,464,458	$3,578,281	$4,335,938	$5,157,778	$5,721,245	$6,796,085
Net Change in Cash	$134,603	$164,689	$153,330	$245,088	$1,490,170	$545,986	$113,823	$757,657	$821,840	$563,467	$1,074,840	$1,268,273
Cash at End of Period	$865,195	$1,029,884	$1,183,214	$1,428,302	$2,918,472	$3,464,458	$3,578,281	$4,335,938	$5,157,778	$5,721,245	$6,796,085	$8,064,358

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC 70

FY2023	Nov '22	Dec '22	Jan '23	Feb '23	Mar '23	Apr '23	May '23	June '23	July '23	Aug '23	Sept '23	Oct '23
Net Cash Flow from Operations												
Net Profit	$1,101,972	$1,309,284	$1,394,492	$1,663,729	$3,632,790	$2,046,812	$2,167,187	$2,573,155	$2,720,739	$3,154,992	$3,330,888	$3,796,110
Depreciation & Amortization												
Change in Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Inventory												
Change in Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Income Tax Payable	$275,493	$327,322	($319,474)	($535,504)	$908,197	$511,703	($1,294,036)	$643,289	$680,185	($1,076,523)	$832,721	$949,028
Change in Sales Tax Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Prepaid Revenue												
Net Cash Flow from Operations	$1,377,465	$1,636,606	$1,075,018	$1,128,225	$4,540,987	$2,558,515	$873,151	$3,216,444	$3,400,924	$2,078,469	$4,163,609	$4,745,138
Investing & Financing												
Assets Purchased or Sold												
Net Cash from Investing												
Investments Received												

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC   71

Dividends & Distributions											
Change in Short-Term Debt											
Change in Long-Term Debt											
Net Cash from Financing											
Cash at Beginning of Period	$8,064,358	$9,441,823	$11,078,429	$12,153,447	$13,281,672	$17,822,659	$20,381,174	$21,254,325	$24,470,769	$27,871,693	$29,950,162	$34,113,771
Net Change in Cash	$1,377,465	$1,636,606	$1,075,018	$1,128,225	$4,540,987	$2,558,515	$873,151	$3,216,444	$3,400,924	$2,078,469	$4,163,609	$4,745,138
Cash at End of Period	$9,441,823	$11,078,429	$12,153,447	$13,281,672	$17,822,659	$20,381,174	$21,254,325	$24,470,769	$27,871,693	$29,950,162	$34,113,771	$38,858,909

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

digieBot LLC   72

	FY2021	FY2022	FY2023	FY2024	FY2025
Net Cash Flow from Operations					
Net Profit	$184,474	$6,711,788	$28,892,150	$137,116,587	$147,837,387
Depreciation & Amortization					
Change in Accounts Receivable	$0	$0	$0	$0	$0
Change in Inventory					
Change in Accounts Payable	$0	$0	$0	$0	$0
Change in Income Tax Payable	$46,118	$621,978	$1,902,401	$5,999,290	$670,050
Change in Sales Tax Payable	$0	$0	$0	$0	$0
Change in Prepaid Revenue					
Net Cash Flow from Operations	**$230,592**	**$7,333,766**	**$30,794,551**	**$143,115,877**	**$148,507,437**
Investing & Financing					
Assets Purchased or Sold					
Net Cash from Investing					
Investments Received	$500,000				
Dividends & Distributions					
Change in Short-Term Debt					
Change in Long-Term Debt					
Net Cash from Financing	**$500,000**				
Cash at Beginning of Period	$0	$730,592	$8,064,358	$38,858,909	$181,974,786
Net Change in Cash	$730,592	$7,333,766	$30,794,551	$143,115,877	$148,507,437
Cash at End of Period	**$730,592**	**$8,064,358**	**$38,858,909**	**$181,974,786**	**$330,482,223**

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

We are a new company. We were formed in 2020 (although a predecessor company provided some of our technology) and have limited revenue. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

We have created a new service. There are no other companies doing what Digiebot Technologies, Inc. does. We do not have any competitors to which we can benchmark our success or our projections.

We operate in a regulated industry. Certain financial, banking, or other laws may apply to our business model and are subject to change. Furthermore, we may be subject to laws in many countries.

We may be subject to additional regulation. Our business model, or the usage or trading of cryptocurrency, may become subject to additional regulation in the future. It could be difficult or expensive to comply with future regulation. It is very likely that additional cryptocurrency regulations will take effect in coming years.

We are controlled by our officers and directors. Our officers and directors currently hold the majority of our voting common stock, and at the conclusion of this offering will continue to hold a majority of the company's voting common stock. Doug Kyle and Peter Gantner own a class of common stock that entitle them to ten votes per share, while all other common stockholders are entitled to one vote per share. Doug Kyle and Peter Gantner will maintain voting control of Digiebot Technologies, Inc. after this offering.

It is difficult for us to accurately predict our earnings potential. Because of our short operating history, it is difficult to accurately assess our growth rate and earnings potential. It is possible that our company will face many difficulties typical for early-stage companies.

The offering price is based on perceived value. The price of the shares available in this offering were set by Digiebot Technologies, Inc. using a qualitative measure of value and growth opportunity. The price does not reflect a relationship to its assets, net worth, or objective criteria.

digiebot

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

Reliance on key personnel. As an early-stage company, Digiebot Technologies, Inc. is reliant on its current management team and key officers. If Digiebot Technologies, Inc. loses a key member of its management team, it may face significant challenges in continuing effective operation.

Litigation. Digiebot Technologies, Inc. has, and will continue to have, involvement with different users, vendors, cryptocurrency trading partners, and other third parties. This increases the chance that Digiebot Technologies, Inc. may face litigation. Litigation can be expensive and could put a significant strain on our ability to operate.

Dilution. Digiebot Technologies, Inc. may issue more stock or other securities in the future, which could dilute your ownership. You may eventually have a significantly smaller percentage of ownership of the company.

Limited transferability and liquidity. You are acquiring the shares for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of the shares. No public market exists for the shares and no market is expected to develop.

You can lose 100% of your investment. Many small business startups fail Digiebot Technologies, Inc. is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of the investor's investment.

Locating Products and Customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to changes in the cryptocurrency market. If we are unable to attract new users and maintain or grow our cryptocurrency trading partners, our business, results of operations and financial condition may be materially adversely affected.

Scalability of Software. Our business model relies on software and other technological resources to help users trade cryptocurrency. If we experience rapid growth, we may be required to scale the software and resources, which could be expensive. It may also be very difficult to scale the software and resources and may require significant time.

Effectiveness of our Software. Our cryptocurrency software may become outdated or less effective with time. This may reduce our ability to achieve results for existing users and attract new users, which could negatively impact the company.

Hackers and cyber-attacks. As an internet-based business, we may be vulnerable to hackers who may access the data of our users. Further, any significant disruption in service on Digiebot Technologies, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and users interested in using our platform. Further, the cryptocurrency holdings and trades may be vulnerable to hackers and cyber-attacks.

We rely on third parties to provide essential services to our business. We rely on third parties to provide a variety of essential business functions for us, including cryptocurrency account integration. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other vendors' operations could materially and adversely affect our business. Furthermore, a cryptocurrency trading partner terminates its access, we might be unable to continue providing our services. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

<u>Please only invest what you can afford to lose.</u>

digiebot

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

THE OFFERING

9.   What is the purpose of this offering?

We will be raising a minimum of $500,000 to 1 million in capital, which will provide digieBot Technologies, Inc. with the finances needed to expand the customer base over the next 6 to 9 months and continue the development and expansion of the software . In this time frame it is our goal to bring on enough active traders to put digieBot on a solid financial footing. Achieving our membership and revenue targets in this time period will potentially alleviate the need to raise additional capital.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$20,006.00	$849,996.00
Less: Offering Expenses	$1,600.48	$67,999.68
Net Proceeds	$18,405.52	$781,996.32
Use of Net Proceeds		
Equipment / Servers	$0.00	$72,000.00
Development Programmers	$10,000.00	$300,000.00
Sales and Marketing	$8,400.00	$180,000.00
Support / Staff	$0.00	$180,000.00
General Operating Capital	$5.52	$49,996.32
Total Use of Net Proceeds	$18,405.52	$781,996.32

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $20,006. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

   a. Type - Common Stock
   b. Terms - Class A Common Stock subject to 1x voting rights

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock (list each class in order of preference):				
B	2,000,000	1,965,000	Yes ☑ No ☐	Yes ☑ No ☐
				Specify: Class B Common Stock has 10x Voting Rights
A	8,000,000	1,035,000	Yes ☑ No ☐	Yes ☐ No ☐
				Specify:

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

   None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes   ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

   None

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

   The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

   This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



The weights for the above mentioned valuation methods are: Scorecard (34%), Check-list (34%), Venture Capital (12%), DCF- Long Term Growth (10%), and DCF with Multiples (10%).

The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$21,992,491.**

The company has elected to go with a slightly more conservative valuation of $21,000,000.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

25.   What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    (1)   any director or officer of the issuer;

    (2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

    (3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

    (4)   any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

Peter Gantner and Doug Kyle were control persons on a Reg CF Offering for KulaBrands, that offering ended on April 30, 2020, raising a total of $143,869.22

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Peter Gantner and Doug Kyle	Officers/Directors	Officers/Directors	$143,869.22

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☑ Yes ☐ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

After two years of beta testing, digieBot started making sales in January 2020; this was the beginning of our post revenue phase. digieBot began opening to the general population with a goal to have some limited sales while we continued to perfect the software for trading and the back office experience for the members. Now we are ready to implement the next phase, which is expanding the member base of digieBot and the markets in which digieBot trades.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

REVIEWED FINANCIAL STATEMENTS

DigieBot Technologies, Inc.
For the Period Ended November 30, 2020
With Independent Accountant's Review Report

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

DigieBot Technologies, Inc.
Financial Statements

Period Ended November 30, 2020

Contents

1

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
DigieBot Technologies, Inc.
Dewey, AZ

I have reviewed the accompanying financial statements of DigieBot Technologies, Inc., which comprises of the balance sheet as of November 30, 2020, and the related statements of income, changes in Stockholders' equity, and cash flows from October 19, 2020 ("inception") to November 30, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
December 21, 2020

2

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

(This page intentionally left blank.)

FP: ⚫ truCrowd

digieb🤖t

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

DigieBot Technologies, Inc.

Balance Sheet

	November 30, 2020
Assets	
Current assets:	
Cash and cash equivalents *(note 1)*	$ 25
Total current assets	25
Fixed assets, net	-
Intellectual property *(note2)*	3,918,222
Intangible assets *(note 3)*	12,661
Deferred tax asset *(note 1)*	-
Total assets	$ 3,930,908
Liabilities and Stockholders' Equity	
Current liabilities:	
Trade payable	500
Royalty payable *(note 4)*	2,630
Total current liabilities	3,130
Total long-term liabilities	-
Total liabilities	3,130
Stockholders' equity:	
Class A Common stock, par value $.0001, authorized shares 8,000,000, issued and outstanding 1,035,000 *(note 2,5)*	104
Class B Common stock, par value $.0001, authorized shares 2,000,000, issued and outstanding 1,965,000 *(note 2,5)*	197
Additional paid-in capital	3,917,921
Loan payable to shareholders *(note 6)*	40,709
Retained deficit	(31,153)
Total stockholders' equity	3,927,778
Total liabilities and stockholders' equity	$ 3,930,908

See Independent Accountant's Review Report.

4

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

DigieBot Technologies, Inc.

Statement of Operations

	Period from October 19, 2020 (Inception) to November 30, 2020
Revenue *(note 7)*	$ 43,834
Cost of sales	(21,332)
Gross Profit	22,502
Expenses:	
Accounting expenses	500
Amazon services	25,525
Royalty expense	2,630
Sales commissions	15,000
Start-up costs	10,000
Total operating expenses	53,655
Net loss	$ (31,153)

See Independent Accountant's Review Report.

5

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

DigieBot Technologies, Inc.

Statement of Changes in Stockholders' Equity

	Common Stock, $.0001 par value	Paid-in Capital	Retained Deficit	Total Stockholders' Equity
Balance at January 1, 2020	$ -	$ -	$ -	$ -
Common stock issued	301	-	-	301
Paid-in capital	-	3,917,921	-	3,917,921
Net Loss	-	-	(31,153)	(31,153)
Balance at November 30, 2020	$ 301	$ 3,917,921	$ (31,153)	$ 3,887,069

See Independent Accountant's Review Report.

6

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

DigieBot Technologies, Inc.

Statement of Cash Flows

	Period from October 19, 2020 (Inception) to November 30, 2020
Operating activities	
Net loss	$ (31,153)
Increase in trade payable	500
Increase in royalties payable	2,630
Net cash provided by operating activities	(28,023)
Investing activities	
Intangible assets	(12,661)
Net cash used in investing activities	(12,661)
Financing activities	
Loan payable to shareholders	40,709
Proceeds from capital contribution	-
Net cash used by financing activities	40,709
Net increase in cash and cash equivalents	25
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 25

Supplemental disclosures of cash flow information:

Cash paid for interest	-
Cash paid for income taxes	-

Non-cash activities:

The Company has issued 98.25% of class B common stock in lieu of ownership of intellectual property.

See Independent Accountant's Review Report.

7

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

DigieBot Technologies, Inc.

Notes to Financial Statements
November 30, 2020

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

DigieBot Technologies, Inc., a development stage entity, was formed on October 19, 2020 ("Inception") in the State of Delaware. The financial statements of DigieBot Technologies, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dewey, AZ.

Our mission is to empower individuals of all experience levels to capitalize on the growing Crypto Currency/Block Chain revolution, along with other markets. We have leveraged the most current cutting-edge technology with our more than 40 years of trading experience and algorithm development to deliver state of the art trading software- DigieBot, with both fully automated and simplified manual trading capabilities. Whether someone is new to trading or they are a seasoned trader, we are committed to providing and evolving our platform with the tools and intelligence necessary to help them trade like a professional today and for years to come.

Along with the development of the trading system, we have developed a complete backend system with all of the analytics that it takes to understand the performance of DigieBot. In addition, we developed the affiliate software, the backend tracking of payments, and the complete back office experience for the traders.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: all the risks inherent in a new business, product liability claims above the insurance coverage and / or unfavorable publicity or consumer perception of their products or any similar products distributed by other companies could have a material adverse effect on their business and financial condition.

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally

See Independent Accountant's Review Report.

8

FP: ᴧ truCrowd

digieb🤖t

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

DigieBot Technologies, Inc.

Notes to Financial Statements (continued)
November 30, 2020

accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-Period convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years.

In addition, repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Income Taxes

The Company is taxed as a Corporation and files income tax returns in the U.S federal jurisdiction and Delaware State Jurisdiction. The tax benefit asset for federal and state taxes is $6,542 and 2,710, respectively, which is due to expire in 2040. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date.

See Independent Accountant's Review Report

9

FP: **truCrowd**

digieBot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

DigieBot Technologies, Inc.

Notes to Financial Statements (continued)
November 30, 2020

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of third-party product design consultants. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

2. Intellectual Property

In addition to the DigieBot software Licenses, DigieBot's accounting, affiliate commissions system, genealogy tracking system, and virtual wallet payout system is proprietary and the intellectual property of DigieBot. DigieBot is also a registered trademark.

In return of 98.25% of the Class B Common Stock *(note 5)*, the founders have transferred a 100% ownership of DigiBot software to company at its valuation of $3,918,222.

3. Intangible Assets

Intangible asset consists of crypto currency. Since cryptocurrencies are not financial assets and inherently lack physical substance, they meet the definition of an intangible asset. Further, as cryptocurrencies have no prescribed life, they would be classified as indefinite lived. Thus, cryptocurrencies should generally be accounted for as indefinite-lived intangible assets under ASC 350. This model results in holdings of cryptocurrencies being initially measured at the price paid (the cost of acquisition) or consideration given to obtain the cryptocurrency. As intangible assets, cryptocurrencies have indefinite lives and therefore are tested for impairment. That is, the model will only capture declines in the value of the cryptocurrency, not increases.

Cryptocurrencies are not subject to amortization because they are indefinite-lived intangible assets. However, they are subject to an annual impairment test and more frequently if events or circumstances change that indicate that it is more likely than not that the asset is impaired. Examples of indicators of impairment include:
- A significant decrease in the market price
- A significant adverse change in the manner in which it is being used
- A significant adverse change in legal factors or in the business climate that could affect the value.

See Independent Accountant's Review Report.

10

FP: truCrowd

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

pg. 97

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

DigieBot Technologies, Inc.

Notes to Financial Statements (continued)
November 30, 2020

For example, a decline below cost in a quoted price on an exchange may be an event indicating that it is more likely than not that a cryptocurrency is impaired. Holders of cryptocurrencies will only recognize decreases in the value of a cryptocurrency, and any increase in value will be recognized only upon disposition. In other words, decreases in value are recognized while the cryptocurrency is held. Increases in value are not recognized while the cryptocurrency is held. If an entity determines that an impairment indicator exists, the holder would have to perform a quantitative impairment test.

4. Royalties

DigieBot has given an exclusive, perpetual royalty right to sales of the DigieBot Licenses (Product) and non-exclusive, perpetual right and license to, market, promote, use and sell worldwide the product to KulaBrands, Inc. If KulaBrands is successful in meeting the terms of the agreement, they will be qualified to receive 6% of the gross sales, and 6% of all money received via Crowdfunding above the $75,000 threshold.

5. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

The holders of shares of Class A Common Stock and Class B Common Stock shall (a) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the corporation, (b) be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the corporation and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law. Except as otherwise expressly provided herein or required by applicable law, each holder of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock held of record by such holder and each holder of Class B Common Stock shall have the right to ten (10) votes per share of Class B Common Stock held of record by such holder.

See Independent Accountant's Review Report.

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

DigieBot Technologies, Inc.

Notes to Financial Statements (continued)
November 30, 2020

6. Shareholders Loan Payable

From time-to-time, the Company's founding member advances the company funds or incur expenses on the Company's behalf. These advances are considered short-term, due on demand.

7. Revenue

All sales transactions were paid in bitcoin.

8. Commitments and Contingencies

As of the date of issuance of financials December 21, 2020, the company has no commitments or contingencies.

9. Subsequent Events

Management has evaluated subsequent events through December 21, 2020, the date on which the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to our disclosures in the reviewed financial statements.

See Independent Accountant's Review Report.

12

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i)   at the time of the filing of this offering statement bars the person from:

(A)   association with an entity regulated by such commission, authority, agency or officer?
☐ Yes ☑ No

(B)   engaging in the business of securities, insurance or banking?
☐ Yes ☑ No

(C)   engaging in savings association or credit union activities?
☐ Yes ☑ No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules. Specifically - on November 2nd 2020, the SEC announced that they voted to expand

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

Regulation Crowdfunding limits from $1.07 million per year to $5 million per year. If/when these changes take affect, we may amend our offering to the new limits.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: digieBot.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
10.   Add § 240.12g-6 to read as follows:

§   **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:
(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.
(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

Exhibit A: SAMPLE STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement ("Agreement") is entered into as of %%EXECUTION_TIME_LEGAL%% by and between DigieBot Technologies, Inc. ("Seller") and %%SUBSCRIBER_DETAILS%% ("Purchaser").

Purchaser and Seller may collectively be referred to as the "Parties."

WHEREAS, Seller is the record owner and holder of shares of the capital stock of DigieBot Technologies, Inc (the "Company"), a Delaware Corporation; and

WHEREAS, the Parties desire to enter into this Agreement pursuant to which Purchaser will purchase from Seller shares of capital stock of the Company.

NOW, THEREFORE, in consideration for the promises set forth in this Agreement, the Parties agree as follows:

1. PURCHASE AND SALE: Subject to the terms and conditions set forth in this Agreement, Purchaser hereby agrees to purchase from Seller, and Seller hereby agrees to sell, transfer and convey to the Purchaser %%SUBSCRIBER_DETAILS%% %%UNIT_COUNT%% shares of Class A Common stock of the Company (the "Stock").
2. PURCHASE PRICE: The purchase price for each share of Stock shall be [$7.00] for an aggregate purchase price of %%AMOUNT%% (the "Purchase Price"), to be paid to the Seller via escrow at the closing.
3. CLOSING: The closing contemplated by this Agreement for the transfer of the Stock and the payment of the Purchase Prices shall take place on %%EXECUTION_TIME_LEGAL%% (the "Closing"). The certificates representing the Stock shall be duly endorsed for transfer or accompanied by an appropriate stock transfer.
4. REPRESENTATIONS AND WARRANTIES OF SELLER: Seller hereby warrants and represents that:
    1. Restrictions on Stock. The Seller is not a party to any agreements that create rights or obligations in the Stock relating to any third party including voting or stockholder agreements. The Seller is the lawful owner of the Stock, free and clear of any encumbrances, security interests or liens of any kind and has full power and authority to sell and transfer the Stock as contemplated in this Agreement.
    2. Organization and Standing. To the Seller's knowledge, the Company is duly organized, validly existing and in good standing under the laws of the State of

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

Delaware and has full power and authority to own and operate its property and assets and to carry on its business as presently conducted.

3. Capitalization and Voting Rights. The authorized, issued and outstanding capital stock of the Company is as set forth in the Offering Statement to which this Agreement is attached, and all issued and outstanding shares of the Company are validly issued, fully paid and nonassessable.

4. Authorization; Enforceability. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company, its directors and stockholders necessary for the (a) authorization execution, delivery and performance of this Agreement by the Company; and (b) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The Shares, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

5. Litigation. The Company knows of no pending or threatened legal or governmental proceedings against the Company which could materially adversely affect the business, property, financial condition or operations of the Company or which materially and adversely questions the validity of this Agreement or any agreements related to the transactions contemplated hereby or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby.

5. SUBSCRIPTION FOR STOCK, REPRESENTATIONS BY AND AGREEMENTS OF SUBSCRIBER:

1. Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such number of shares of Stock, or fractions thereof (the "Shares"), and the Company agrees to sell to the Subscriber such number of Shares, as is set forth on the signature page hereof, at a per share price equal to $7.00. The purchase price is payable via ACH intro the Reg CF Offering listed on us.truCrowd.com

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,858**	**$20,006**	**$18,405.52**
Maximum Amount	**121,428**	**$849,996**	**$781,996.32**

2. The Subscriber recognizes that the purchase of the Shares involves a high degree of risk including, but not limited to, the following: (a) the Company remains a development stage business with limited operating history and requires substantial funds; (b) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares; (c) the Subscriber may not be able to liquidate its investment; (d) transferability of the Shares (sometimes hereinafter referred to as the "Securities") is extremely limited because, among other things, there is currently no market for the Company's Securities and no market may ever develop; (e) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; and (f) the Company has not paid any dividends since its inception and does not anticipate paying any dividends.
3. The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including investment in securities that are nonlisted, unregistered and/or not traded on a national securities exchange or on the National Association of Securities Dealers, Inc. (the "NASD") automated quotation system ("NASDAQ"), and Subscriber, Subscriber's attorney and/or accountant has read all of the documents, if any, furnished or made available by the Company to the Subscriber to evaluate the merits and risks of such an investment on the Subscriber's behalf and Subscriber is not relying on (i) the advice of the Company, any of its employees or directors or any of their respective representatives, agents or attorneys, (ii) any oral or written representations of the Company (other than as set forth herein), any of its employees or directors or any of their respective representatives, agents or attorneys or (iii) any information other than what subscriber has been given, if any; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.
4. The Subscriber hereby acknowledges receipt and careful review of this Agreement and hereby represents that the Subscriber has been furnished ample opportunity to request information regarding the Company and any additional information that the Subscriber desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.
5. To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the Shares hereunder. The Subscriber disclaims reliance on any statements made or information provided by any person or entity in the course of Subscriber's consideration of an investment in the Shares. The Subscriber hereby expressly

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

acknowledges that the purchase of the Shares is made of the Subscriber's own free accord.

6. The Subscriber understands that the Securities have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

7. The Subscriber understands that the Securities comprising the Shares have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, further represents that it was not formed for the purpose of purchasing the Securities. The Subscriber acknowledges that the Company is relying upon the Subscriber's representations in this Agreement in connection with the sale of the Shares hereunder.

8. The Subscriber understands that there is no public market for the Shares and that no market may develop for any of such Securities. The Subscriber understands that even if a public market develops for such Securities, Rule 144 ("Rule 144") promulgated under the Securities Act requires for nonaffiliates, among other conditions, a one year holding period prior to the resale (in limited amounts) of securities acquired in a nonpublic offering without having to satisfy the registration requirements under the Securities Act. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register any of the Shares under the Securities Act or any state securities or "blue sky" laws.

9. The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities that such Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Securities. The legend to be placed on each certificate shall be in form substantially similar to the following:

THESE SHARES HAVE BEEN ISSUED UNDER AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND HAVE NOT BEEN REGISTERED. THESE

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

SHARES CANNOT BE TRANSFERRED UNTIL REGISTERED UNLESS A SEPARATE EXEMPTION FROM REGISTRATION APPLIES TO SUCH TRANSFER.

10. The Subscriber understands the Company will review this Agreement and the Company's representatives are hereby given authority by the Subscriber to call Subscriber's bank or place of employment or otherwise review the financial standing of the Subscriber; and it is further agreed the Company, in its sole and absolute discretion, reserves the unrestricted right, without further documentation or agreement on the part of the Subscriber, to reject or limit any subscription, to accept subscriptions for fractional Shares.

11. The Subscriber acknowledges that at such time, if ever, as the Securities are registered, sales of the Securities will be subject to state securities laws.

12. In connection with any public offering of the Company's Securities, the Subscriber hereby agrees to be subject to a lockup for a period of one hundred eighty (180) days or such longer period following such public offering as and if required by the underwriter or underwriters of such public offering (the "LockUp Period") provided, however, that notwithstanding the foregoing, the Subscriber shall not be subject to the LockUp Period unless all of the Company's directors, officers and shareholders owning five percent (5%) or more of the Company's fully diluted voting stock are subject to the same LockUp Period. The foregoing lockups shall be applicable regardless of whether the Securities are then registered for resale under the Securities Act. This Section 1.17 shall be binding upon any transferee of the Securities.

1. i. In order to enforce the foregoing covenant, the Company may impose stoptransfer instructions with respect to any shares of Stock or securities exchangeable, convertible or exercisable for shares of Stock of each Subscriber or its transferee (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

13. The Subscriber agrees not to issue any public statement with respect to the Subscriber's investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company's prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

14. The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law; provided, that the Company may use the name (but not the address) of the Subscriber in any registration statement in which the Subscriber's Shares are included.

15. The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

contemplated by this Agreement. The Subscriber hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.

16. Without in any way limiting the representations and warranties herein, the Subscriber further agrees that the Subscriber shall in no event pledge, hypothecate, sell, transfer, assign, or otherwise dispose of any Shares, nor shall the Subscriber receive any consideration for Shares from any person, unless and until prior to any proposed pledge, hypothecation, sale, transfer, assignment or other disposition.

17. The Subscriber agrees to save, indemnify, hold harmless and defend (with counsel acceptable to the Company), the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors from and against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Securities by the Subscriber in violation of the Securities Act or any applicable state securities or "blue sky" laws; or (b) any false representation or warranty or any breach or failure by the Subscriber to comply with any covenant made by the Subscriber in this Agreement (including the Confidential Investor Questionnaire contained in Article IV herein) or any other document furnished by the Subscriber to any of the foregoing in connection with this transaction; or (c) any action, suit or proceeding based on clauses (a) or (b) of this paragraph.

11. SEVERABILITY: If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

12. BINDING EFFECT: The covenants and conditions contained in this Agreement shall apply to and bind the parties and the heirs, legal representatives, successors and permitted assigns of the Parties.

13. BROKER'S FEES: The Parties represent that there has been no act in connection with the transactions contemplated in this Agreement that would give rise to a valid claim against either party for a broker's fee, finder's fee or other similar payment.

14. ENTIRE AGREEMENT: This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement. This Agreement may be modified in writing and must be signed by both the Seller and Purchaser.

FP: truCrowd

digiebot

digieBot Technologies, Inc.
11175 E Western Sunset DR,
Dewey AZ 86327
7606445542

OFFERING STATEMENT

2,858 Shares of Class A Common Stock at $7 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,858	$20,006	$18,405.52
Maximum Amount	121,428	$849,996	$781,996.32

15. GOVERNING LAW: This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware

16. NOTICE: Any notice required or otherwise given pursuant to this Agreement shall emailed:

(a)   If to Purchaser:

%%SUBSCRIBER_DETAILS%%

(b)   If to Seller:

Name: Doug Kyle

Email doug@digiebot.com

12. WAIVER: The failure of either party to enforce any provisions of this Agreement shall not be deemed a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written.

PURCHASER:

%%INVESTOR_SIGNATURES%%

SELLER:

%%ISSUER_SIGNATURE%%